SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: Nuveen Credit Opportunities 2024 Target Term Fund

Address of Principal Business Office:

333 West Wacker Drive

Chicago, Illinois 60606

Telephone Number: (800) 257-8787

Name and address of agent for service of process:

Kevin J. McCarthy

Nuveen Credit Opportunities 2024 Target Term Fund

333 West Wacker Drive

Chicago, Illinois 60606

With copies to:

David P. Glatz

Stradley Ronon Stevens & Young, LLP

191 North Wacker Drive, Suite 1601

Chicago, IL 60606

Eric F. Fess

Chapman and Cutler LLP

111 W. Monroe

Chicago, Illinois 60603

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    ☒  YES    ☐  NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on the 30th of September, 2016.

Nuveen Credit Opportunities 2024 Target Term Fund

/s/ Gifford R. Zimmerman
Name: Gifford R. Zimmerman Title: Chief Administrative Officer

/s/ Kevin J. McCarthy
Name: Kevin J. McCarthy Title: Vice President

Attest:

/s/ Virginia L. O’Neal
Virginia L. O’Neal